Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Colleagues,

Today, we announced a big step forward for our company and an impactful change in our industry.

Nokia and Alcatel-Lucent announced their intention to combine their assets to create a global leader in broadband, IP networking, cloud technology and services. This new company would start with a powerful market position and an unparalleled opportunity to be a real game changer in the markets we serve.

Thanks to our strong complementary nature, this deal, in which Nokia will acquire Alcatel-Lucent through a share exchange offer, will result in the creation of a true scale player with leadership positions in all key growth areas of our business. Combined, we will hold the number one or number two position in each of the technologies that matter in our industry.

As a combined company, our opportunities will far exceed anything each of us could do on our own, with revenues of 25.9 billion Euros and a substantial R&D investment, greatly enhancing our technology and innovative capabilities.

Why now? Alcatel-Lucent and Nokia have each executed a major turnaround of their respective businesses. Both companies are now well valued and well positioned, but at the same time, the networking industry is experiencing accelerated change.

Wireless is a scale business and this move gives us the footprint to lead the global evolution to 5G and beyond. Converged access is a reality and our new company leads both wireless and wireline. Core networking skills are fundamental and our leadership in IP and Optics create an end-to-end offer that is unmatched. Along with these strong networking capabilities, our new company has a suite of cloud applications and a services offering that is critical for our customers. Further, the intention is that our Bell Labs brand would be retained to host the new company’s networks-focused innovative activities. We are proud of this.

Having made strong progress in Alcatel-Lucent, acknowledged by our customers and the market, this is a logical next step of our Shift Plan. Our first chapter was about restoring the competitiveness of our company through our restructuring, refinancing and refocusing efforts. The second was the definition and launch of our innovation, transformation and growth strategy. This combination gives us the financial strength to build a successful and sustainable future.

I believe this is a fantastic opportunity for Alcatel-Lucent, a milestone we could never have reached without your tremendous efforts, talent, and hard work. I know you will use your extraordinary capacity for Speed, Simplicity, Accountability and Trust, essential values to build the future.

I expect that news such as this may be met with a certain level of uncertainty. This is understandable. We all hold a strong attachment to Alcatel-Lucent. This is one of our key strengths and a rich asset I am convinced you will carry forward to help shape a new company you can be proud of.

This transaction is subject to shareholders’ and regulatory approvals as well as other customary closing conditions. The deal is expected to close in the first half of 2016 with the clear goal to accelerate to the extent possible. An integration task force will be set up and announced very shortly. Our objective is for the new company to be operational from day one.

Until the deal is closed, our two companies are competitors and continue to operate separately. We must remain totally focused on serving our customers and delivering on our 2015 commitment. The success of this deal depends on it and so does our long-term sustainability.

Risto Siilasmaa, current Nokia Chairman, is planned to serve as Chairman of the new company, and Rajeev Suri, current Nokia CEO, as its Chief Executive Officer.

As for me, my objective has always been to create a sustainable future for the thousands of men and women of Alcatel-Lucent. I made a promise to myself long ago that I would never allow my own ambition, my own dreams or my own passion come in the way of a better future for our employees, our customers and our shareholders. This is what this deal is about. I will move on to my next challenge in due time. Until then, I remain fully dedicated to ensure the success of this transaction.

I will address all employees via a call and via video webcast in the coming days and keep you informed of the progress we make to close the deal and execute the integration.

I am extremely proud of the work we have accomplished together.

Michel

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).